EXHIBIT 16.1
February 13, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K filed on February 13, 2006, of GenCorp Inc. and are in agreement with the statements contained in the second sentence of the first paragraph; the second sentence of the fourth paragraph; the first and second sentences of the fifth paragraph; the sixth and seventh paragraphs; and the first sentence of the eighth paragraph of Item 4.01. We have no basis to agree or disagree with other statements of the registrant contained herein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the sixth paragraph of Item 4.01, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2005 financial statements.

/s/ Ernst & Young